United States securities and exchange commission logo





                             April 11, 2024

       Kleanthis Costa Spathias
       Director, Sphinx Investment Corp.
       GK Investor LLC
       c/o Levante Services Limited
       Leoforos Evagorou 31, 2nd Floor, Office 21
       1066 Nicosia, Cyprus

                                                        Re: GK Investor LLC
                                                            Genco Shipping &
Trading Limited
                                                            PREC14A Filed April
8, 2024
                                                            Filed By GK
Investor LLC et al.
                                                            File No. 001-33393

       Dear Kleanthis Costa Spathias:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       PREC14A Filed April 8, 2024

       General Comments, page 1

   1. Under the heading 'Incorporation by Reference,' we note that you direct shareholders to the Company's
definitive proxy statement (when filed) for "[i]nformation concerning the date by which
shareholder proposals intended to be presented at the next annual meeting of shareholders must be
received by the Company for inclusion in the Company Proxy
                                                        Statement." Please
revise to provide the disclosure required by Rule 14a-5(e) with respect to director nominations
for next year's annual meeting.
   2. On the preliminary proxy card, you indicate that the proxy card will be voted based on the
                                                        GK Parties
recommendations if the proxy card does not specify how the proxy should be voted. Please revise to
clarify whether you are describing an entirely unmarked, but signed proxy card, or one that
is signed and marked as to other matters but not marked as to the
 Kleanthis Costa Spathias
GK Investor LLC
April 11, 2024
Page 2
         particular proposal addressed in your disclosure.
Questions and Answers Relating to this Proxy Solicitation, page 13

3. On page 17 of the Proxy Statement, you indicate that record holders of the Common Stock
         can vote their shares by completing the BLUE proxy card or    by
instructing us by
         telephone or via the Internet as to how you would like your shares voted (instructions are
         on your BLUE universal proxy card [sic].    The preliminary proxy card
does not appear to
         provide record holders of the Common Stock with instructions on how to vote by telephone or via the Internet. Please revise or advise.
Proposal No. 1 - Election of Directors, page 19

4.       On page 20 of the Proxy Statement, you state that the Company   s
non-chairman directors
         were each granted RSUs    with respect to 7,288 shares of Common
Shares, representing a
         grant having a dollar value of $100,000 based on such closing price according to the
         Company Proxy Statement. Please revise to state the grant date of these RSUs.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameKleanthis Costa Spathias                   Sincerely,
Comapany NameGK Investor LLC
                                                             Division of
Corporation Finance
April 11, 2024 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName